                                  SCHEDULE 14A
                                 (RULE 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

 PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

Filed by the Registrant /_/

Filed by a Party other than the Registrant /X/

Check the appropriate box:

     /_/  Preliminary Proxy Statement

     /_/  Confidential,  for Use of the  Commission  Only (as  permitted by Rule
          14a-6(e)(2))

     /_/  Definitive Proxy Statement

     /X/  Definitive Additional Materials

     /_/  Soliciting Material Under Rule 14a-12

                          REAL ESTATE INCOME FUND INC.
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                (Name of Registrant as Specified in Its Charter)

           KARPUS MANAGEMENT, INC. D/B/A KARPUS INVESTMENT MANAGEMENT
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    (Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

     /X/  No fee required.

     /_/  Fee  computed on table below per Exchange  Act Rules  14a-6(i)(1)  and
          0-11.

     (1)  Title of each class of securities to which transaction applies:

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     (2)  Aggregate number of securities to which transaction applies:

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     (3)  Per unit  price  or other  underlying  value of  transaction  computed pursuant to Exchange  Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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     (4)  Proposed maximum aggregate value of transaction:

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     (5)  Total fee paid:

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     /_/  Fee paid previously with preliminary materials:

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     /_/  Check box if any part of the fee is offset as provided by Exchange Act
Rule  0-11(a)(2)  and identify the filing for which the  offsetting fee was paid previously.  Identify the previous filing by registration  statement  number, or the form or schedule and the date of its filing.

     (1)  Amount previously paid:

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     (2)  Form, Schedule or Registration Statement No.:

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     (3)  Filing Party:

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     (4)  Date Filed

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           SUPPLEMENT DATED OCTOBER 26, 2005 TO THE PROXY STATEMENT OF
           KARPUS MANAGEMENT, INC. D/B/A KARPUS INVESTMENT MANAGEMENT
                       ("KIM"), DATED SEPTEMBER 16, 2005

                               GENERAL INFORMATION

     Karpus  Management,   Inc.  d/b/a  Karpus  Investment  Management  ("KIM"),
together with the other participants named herein, is filing materials contained in this  Schedule 14A with the  Securities  and Exchange  Commission  ("SEC") in connection  with the  solicitation  of proxies to vote  against  approving a new
Management  Agreement and a new  Subadvisory  Agreement at a special  meeting of stockholders of Real Estate Income Fund Inc. (the "Fund")  originally  scheduled to be held on October 21, 2005,  which was postponed by the Fund to November 15,
2005.

                         SUPPLEMENTAL PROXY INFORMATION

Except as specifically  modified or supplemented by the information contained in this  supplement,  all  information  set forth in KIM's  proxy  statement  dated
September 16, 2005 remains applicable.

     The "INFORMATION  CONCERNING THE PARTICIPANTS IN THE SOLICITATION"  section of  the  proxy  statement  is  hereby  supplemented  to  include  the  following information about additional participants:

     On October  21,  2005,  the Joint  Filing and  Solicitation  Agreement  was
amended to add Benchmark Plus Institutional Partners, L.L.C. ("BPIP"), Benchmark
Plus Management,  L.L.C. ("BPM"),  Scott Franzblau,  Robert Ferguson and Michael
Dunmire as parties to the  Agreement.  Pursuant to the amended  Joint Filing and
Solicitation Agreement,  each of BPIP, BPM, Mr. Franzblau,  Mr. Ferguson and Mr.
Dunmire agrees to file a statement on Schedule 13D with WILLC,  WIHP, WIAP, WIIP and Mr. Lipson with respect to the securities of the Fund owned by them.

     BPM is the  managing  member of BPIP and Messrs.  Franzblau,  Ferguson  and
Dunmire  in  their  role as  managing  members  of BPM,  have  sole  voting  and investment control over BPIP's security holdings. The principal business of BPIP is the business of acquiring,  holding and disposing of  investments  in various companies.  The  principal  business of BPM is acting as the managing  member of
BPIP.  The principal  occupation of Messrs.  Franzblau,  Ferguson and Dunmire is acting as  managing  members of BPM.  As of the close of business on October 24,
2005, BPIP  beneficially  owned 119,600 Shares,  constituting 1.1% of the Shares outstanding.  As the managing  member of BPIP, BPM may be deemed to beneficially
119,600 Shares  beneficially owned by BPIP,  constituting  approximately 1.1% of the Shares  outstanding.  As the  managing  members of BPM,  Messrs.  Franzblau,
Ferguson  and  Dunmire  may be deemed to  beneficially  own the  119,600  Shares beneficially  owned  by  BPM,  constituting  approximately  1.1%  of the  Shares outstanding.  Each of BPIP,  BPM, Mr.  Franzblau,  Mr.  Ferguson and Mr. Dunmire
disclaim  beneficial  ownership of the Shares held by the other  participants in this solicitation.

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                   CERTAIN INFORMATION CONCERNING PARTICIPANTS

KIM,  together  with the  other  Participants  (as  defined  below),  has made a definitive filing with the SEC of a proxy statement and accompanying  proxy card to be used in  connection  with the  solicitation  of  proxies  to vote  against approving  a new  Management  Agreement  and a new  Subadvisory  Agreement  at a
special  meeting of  stockholders  of Real Estate  Income  Fund Inc.  originally scheduled  to be held on October 21,  2005,  which was  postponed by the Fund to
November 15, 2005.

KIM STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT
AND  OTHER  PROXY  MATERIALS  AS THEY  BECOME  AVAILABLE  BECAUSE  THEY  CONTAIN
IMPORTANT  INFORMATION.  SUCH PROXY  MATERIALS ARE AVAILABLE AT NO CHARGE ON THE
SEC'S WEB SITE AT  HTTP://WWW.SEC.GOV.  IN  ADDITION,  THE  PARTICIPANTS  IN THE
SOLICITATION  WILL PROVIDE COPIES OF THE PROXY MATERIALS,  WITHOUT CHARGE,  UPON
REQUEST.  REQUESTS FOR COPIES SHOULD BE DIRECTED TO CODY B. BARTLETT JR., KARPUS
INVESTMENT   MANAGEMENT,   BY  TELEPHONE:   (585)   416-0553  OR  BY  EMAIL  AT:
CODY@KARPUS.COM.

The  participants in the proxy  solicitation are Karpus  Management,  Inc. d/b/a
Karpus  Investment  Management,   Western  Investment  LLC,  Western  Investment
Institutional  Partners LLC, Western  Investment  Hedged Partners L.P.,  Western
Investment Activism Partners LLC, Arthur D. Lipson, Benchmark Plus Institutional
Partners,  L.L.C.,  Benchmark Plus Management,  L.L.C., Scott Franzblau,  Robert
Ferguson and Michael Dunmire (together, the "Participants").

Information regarding the Participants and their direct or indirect interests is available in their respective Schedules 13D, as amended.

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